Certain information has been excluded from this Third Amendment on the following pages because (i) it is not material and (ii) would be competitively harmful if publicly disclosed.

Third Amendment

to

Fund Accounting Agreement

For

Papp Investment Trust

This Third Amendment, dated March 1, 2021, amends and revises the Fund Accounting Agreement dated March 1, 2010, (the “Agreement”) between Papp Investment Trust (the “Trust”), an Ohio business trust and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend the Agreement to revise the fees on page 12, as included on Schedule B, received by Ultimus as described below:

FEES

1.	Base fee per year per Portfolio =

Base fee per year per Portfolio =

2.	The above base fee assumes one class of shares. For a domestic Portfolio that offers more than one class of shares, the base fee is

The above base fee assumes one class of shares. For a domestic Portfolio that offers more than one class of shares, the base fee is

Except as set forth is this Third Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Third Amendment and the Agreement, the terms of this Third Amendment will prevail. This Third Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The parties duly executed this Third Amendment as of the date and year first above written.

	Papp Investment Trust		Ultimus Fund Solutions, LLC
By:	/s/ Harry A. Papp	By:	/s/ David K. James
Name:	Harry A. Papp	Name:	David K. James
Title:	President	Title:	Executive Vice President and Chief Legal and Risk Officer